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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16 )*

NEUROCHEM INC.
(Name of Company)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
64125K101
(CUSIP Number)
Dr. Francesco Bellini
Chairman and Chief Executive Officer
Neurochem Inc.
275 Armand Frappier Blvd.
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64125K101	Page	2	of	21 pages

1	NAMES OF REPORTING PERSONS: P. P. Luxco Holdings II S.A.R.L.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,068,368

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,068,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,068,368

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	64125K101	Page	3	of	21 pages

1	NAMES OF REPORTING PERSONS: Picchio Pharma Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		330,600

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,068,368

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		330,600

WITH	10	SHARED DISPOSITIVE POWER:

		11,068,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,398,968

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	29.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC, CO

CUSIP No.	64125K101	Page	4	of	21 pages

1	NAMES OF REPORTING PERSONS: FMRC Family Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Alberta

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,648,968 [1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

11,648,968 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,648,968[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	As described in Item 4 of this amendment No. 16, FMRC is deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco.

CUSIP No.	64125K101	Page	5	of	21 pages

1	NAMES OF REPORTING PERSONS: John W. Churchill

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,648,968

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,648,968

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,648,968

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	64125K101	Page	6	of	21 pages

1	NAMES OF REPORTING PERSONS: Vernon H. Strang

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,648,968

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,648,968

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,648,968

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	64125K101	Page	7	of	21 pages

1	NAMES OF REPORTING PERSONS: Power Technology Investment Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		1,166,666

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,398,968 [2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,166,666

WITH	10	SHARED DISPOSITIVE POWER:

11,398,968 [2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,565,634 [2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

[2]	As described in Item 6 as amended in amendment No. 14, Power Tech has tracking stock rights with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco. Pursuant to such rights, Power Tech may request the disposition of up to 5,534,184 of the Neurochem Shares held by Luxco and included in the amounts given above. To exercise such rights, Power Tech must request 18056 Yukon Inc. (a corporation whose voting securities are owned by Dr. Bellini, as further described herein) to assist it in causing Luxco to dispose of up to all 5,534,184 Neurochem Shares with respect to which Power Tech has tracking stock rights. 18056 Yukon Inc. has agreed that upon such request it will use all commercially reasonable efforts, subject to applicable law and agreements, to cause Luxco to dispose of the shares in accordance with Power Tech’s request. The net proceeds of such sale would be distributed to Power Tech as a dividend on the Class P Special Shares of Picchio held by Power Tech. In addition, 18056 Yukon Inc. (in the place of FMRC) has corresponding tracking stock rights with respect to the remaining 5,534,184 Neurochem Shares directly owned by Luxco and included in the amounts given above.

CUSIP No.	64125K101	Page	8	of	21 pages

1	NAMES OF REPORTING PERSONS: Dr. Francesco Bellini

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		804,999 [3]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,100 [4]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		804,999 [3]

WITH	10	SHARED DISPOSITIVE POWER:

5,584,284 [5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,389,283[6]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[3]	Includes 166,666 common shares directly owned by Dr. Bellini, 498,333 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.
[4]	Includes 50,100 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.
[5]	Includes all of 18056 Yukon Inc.'s tracking stock rights received from 1324286 Alberta Ltd. (which received such rights from FMRC) with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco (originally disclosed in Item 6 as amended in amendment No. 14, and as amended in Item 4 of this amendment No. 16) and 50,100 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.
[6]	Includes 166,666 common shares directly owned by Dr. Bellini, 498,333 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 50,100 common shares held of record by Dr. Bellini’s wife and which he may be deemed to beneficially own.

CUSIP No. 64125K101	Schedule 13D	Page 9 of 21 pages
This Amendment No. 16 amends the Schedule 13D filed on October 3, 2003, as amended, including as amended by the most recent amendment on May 3, 2007 (the “Statement”), and is filed by (i) P.P. Luxco Holdings II S.A.R.L.,(ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporations Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect. This Amendment No. 16 is filed as a result of a transfer by FMRC Family Trust of partial control over Neurochem Shares to Dr. Bellini.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 is hereby amended by adding the following at the end thereof:
Item 4 of this Amendment is incorporated by reference in this Item 3.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 is hereby amended by adding the following at the end thereof:
Pursuant to a share exchange transaction effected on July 12, 2007, FMRC transferred all of the shares it owned in Picchio, namely (i) 50% of the issued and outstanding common shares of Picchio and (ii) all of the issued and outstanding class F special shares of Picchio, to its wholly-owned subsidiary, 1324286 Alberta Ltd. (“Alberta”), in exchange for common shares of Alberta. Picchio’s class F special shares track the economic value and right of disposition of 5,534,184 Neurochem Shares held by Luxco.
Pursuant to a further share exchange transaction effected on the same day, Alberta transferred all of its newly acquired Picchio class F special shares to 18056 Yukon Inc. (“Yukon”), a company whose (i) common shares are owned by FMRC and (ii) voting shares are owned by Dr. Bellini, in exchange for preferred shares of Yukon.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
The first paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:
Luxco is a wholly-owned subsidiary of Picchio. Power Tech directly owns 50%, and FMRC indirectly owns 50%, of the issued and outstanding voting equity securities of Picchio. Power Tech is a wholly-owned subsidiary of Power Corp.
The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:
The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:

CUSIP No. 64125K101	Schedule 13D	Page 10 of 21 pages
(i) Luxco owns of record 11,068,368 Neurochem Shares (or 28.5% of the outstanding Neurochem Shares);
(ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. In addition, Picchio owns, beneficially and of record, 330,600 Neurochem Shares. As a result of these holdings, Picchio beneficially owns 11,398,968 Neurochem Shares (or 29.4% of the outstanding Neurochem Shares);
(iii) FMRC, by virtue of its ownership of all of the issued and outstanding voting equity securities of Alberta, which in turn owns 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco. FMRC also directly owns, beneficially and of record, 250,000 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 11,648,968 Neurochem Shares (or 30.0% of the outstanding Neurochem Shares);
(iv) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco and the shares owned directly by FMRC, resulting in each of them beneficially owning 11,648,968 Neurochem Shares (or 30.0% of the outstanding Neurochem Shares);
(v) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco. Power Tech also directly owns, beneficially and of record, 1,166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 12,565,634 Neurochem Shares (or 32.4% of the outstanding Neurochem Shares); and
(vi) Dr. Bellini has beneficial ownership of 855,099 Neurochem Shares (or 2.2% of the outstanding Neurochem Shares), of which (i) 166,666 are owned directly by Dr. Bellini, (ii) 498,333 are issuable under options that are currently exercisable or exercisable within 60 days; (iii) 140,000 are issuable immediately or within 60 days in consideration of Dr. Bellini’s services and the accomplishment of certain performance targets pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained; and (iv) 50,100 are held of record by his wife and which he may be deemed to beneficially own. In addition, Dr. Bellini, by virtue of his ownership of all of the issued and outstanding voting equity securities of Yukon, may be deemed to share all of Yukon’s tracking stock rights and the indirect right of disposition with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco      , thus representing an aggregate beneficial ownership of 6,389,283 Neurochem Shares (or 16.5% of the outstanding Neurochem Shares).
The sixth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:
Mutual funds that are managed or distributed indirectly by IGM Financial Inc., 55.8% of the common stock of which is owned directly by Power Financial Corporation and 3.5% of which is

CUSIP No. 64125K101	Schedule 13D	Page 11 of 21 pages
owned indirectly by Great-West Lifeco Inc., and segregated or other managed funds or index accounts of insurance subsidiaries of Great-West Lifeco Inc., 70.6% of the common stock of which is owned directly by Power Financial Corporation and 4.2% of which is owned by IGM Financial Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in Neurochem Shares. Power Corp., a corporation of which Paul G. Desmarais controls 63.3% of the voting power, owns 66.4% of the common stock of Power Financial Corporation. Neither Power Corp., nor Power Financial Corporation, or any of their officers, directors or employees, are involved in the exercise of the voting and investment powers with respect to securities of the Company for those funds or accounts, and, accordingly, the securities positions of those funds or accounts in the Company, if any, are not included. An insurance subsidiary of Great-West Lifeco Inc. owns 553 Neurochem Shares in its general account.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 4 of this Amendment is incorporated by reference in this Item 6.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
The following Exhibits are amended and restated in their entirety and attached hereto:
FF. Consent and Intervention.

CUSIP No. 64125K101	Schedule 13D	Page 12 of 21 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 16, 2007

P.P. LUXCO HOLDINGS II S.A.R.L.

By:	/s/ Francesco Bellini

Name:	Dr. Francesco Bellini
Title:	Manager

By:	/s/ Jean-Christophe Dauphin

Name:	Jean-Christophe Dauphin
Title:	Manager

CUSIP No. 64125K101	Schedule 13D	Page 13 of 21 pages
SIGNATURE
        After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 16, 2007

PICCHIO PHARMA INC.

By:	/s/ Francesco Bellini

Name:	Dr. Francesco Bellini
Title:	Chairman and Director

CUSIP No. 64125K101	Schedule 13D	Page 14 of 21 pages
SIGNATURE
        After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 16, 2007

FMRC FAMILY TRUST

By:	/s/ Vernon H. Strang

Name:	Vernon H. Strang
Title:	Trustee

CUSIP No. 64125K101	Schedule 13D	Page 15 of 21 pages
SIGNATURE
        After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 16, 2007

/s/ John Churchill

JOHN W. CHURCHILL, Trustee

CUSIP No. 64125K101	Schedule 13D	Page 16 of 21 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 16, 2007

/s/ Vernon H. Strang

VERNON H. STRANG

CUSIP No. 64125K101	Schedule 13D	Page 17 of 21 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 16, 2007

/s/ Francesco Bellini

DR. FRANCESCO BELLINI

CUSIP No. 64125K101	Schedule 13D	Page 18 of 21 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 16, 2007

POWER TECHNOLOGY INVESTMENT CORPORATION

By:	/s/ Peter Kruyt

Name:	Peter Kruyt
Title:	President

CUSIP No. 64125K101	Schedule 13D	Page 19 of 21 pages
EXHIBIT INDEX
EXHIBIT NAME

A.	Directors and Executive Officers of Power Corporation of Canada.***********

B.	Persons who may be deemed in control of Power Technology Investment Corporation.*

C.	Directors and Executive Officers of the Filing Persons.

D.	Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

E.	Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini.

F.	Warrant dated July 25, 2002.*

G.	Warrant dated February 18, 2003.*

H.	Joint Filing Agreement.*

I.	Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Tech, dated May 5, 2004, with an effective date of May 6, 2004. **

J.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004.**

K.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004.

L.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech. ***

M.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.***

*	Previously filed with Schedule 13D on October 3, 2003.

**	Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

***	Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

****	Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

CUSIP No. 64125K101	Schedule 13D	Page 20 of 21 pages

N.	Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***

O.	Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.***

P.	Credit Agreement, dated by and between Picchio and National Bank of Canada.****

Q.	Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

R.	Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

S.	Commitment Letter, dated February 14, 2005.******

T.	Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.******

U.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.*******

V.	Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.*******

W.	Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company’s registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.	Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada. *******

Y.	Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.**********

Z.	Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.**********

******	Previously filed with Amendment No. 6 to Schedule 13D on February 25, 2005.

*******	Previously filed with Amendment No. 7 to Schedule 13D on March 9, 2005.

********	Previously filed with Amendment No. 8 to Schedule 13D on April 25, 2005.

*********	Previously filed with Amendment No. 9 to Schedule 13D on July 25, 2005.

**********	Previously filed with Amendment No. 10 to Schedule 13D on January 30, 2006.

***********	Previously filed with Amendment No. 12 to Schedule 13D on August 22, 2006.

CUSIP No. 64125K101	Schedule 13D	Page 21 of 21 pages

AA.	Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.**********

BB.	Indenture dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee. ***********

CC.	Registration Rights Agreement dated as of November 9, 2006 by and between the Company and UBS Securities LLC.***********

DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders. ************

EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini************

FF.	Consent and Intervention dated July 12, 2007 by and among Vern Strang es qualité Trustee of The FMRC Family Trust, Dr. Francesco Bellini, 18056 Yukon Inc., 1324286 Alberta Ltd., Power Technology Investment Corporation and Picchio Pharma Inc.

***********	Previously filed with Amendment No. 14 to Schedule 13D on November 13, 2006.

************	Previously filed with Amendment No. 15 to Schedule 13D on May 3, 2007.